UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Principia Biopharma Inc.

(Name of Subject Company)

Principia Biopharma Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number of Class of Securities)

Martin Babler

President and Chief Executive Officer

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

(650) 416-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Principia Biopharma Inc., a Delaware corporation (“Principia”), with the Securities and Exchange Commission on August 28, 2020 relating to the offer by Sanofi, a French société anonyme (“Sanofi”) and Kortex Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sanofi (“Purchaser”), to purchase all the issued and outstanding shares of Principia’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $100.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2020, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 49 of the Schedule 14D-9:

“Expiration of the Offering Period; Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on September 25, 2020 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 26,995,086 Shares (not including 3,077,763 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee) had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 81.1% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Principia. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of Principia through the Merger, as promptly as practicable and without a meeting of stockholders of Principia. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, other than Shares (a) held by Principia (or in Principia’s treasury), Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent, or by Principia stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPIA BIOPHARMA INC.

By:	/s/ Roy Hardiman
Name: Roy Hardiman
Title: Chief Business Officer

Dated: September 28, 2020